UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2001

OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from_____________to_________________

          Commission File Number 0-17506

A:      Full title of the plan:

UST INC.
EMPLOYEES’ SAVINGS PLAN

B:      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UST INC.
100 West Putnam Avenue
Greenwich, Connecticut 06830

UST Inc.
Employees’ Savings Plan
Audited Financial Statements
and
Supplemental Schedules

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Audited Financial Statements
Supplemental Schedules
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
Schedule H, Line 4(j) — Schedule of Reportable Transactions
CONSENT OF ERNST & YOUNG LLP

UST Inc.
Employees’ Savings Plan
(the “Plan”)

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Index

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Audited Financial Statements	4

Supplemental Schedules

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	9

Schedule H, Line 4(j) — Schedule of Reportable Transactions	11

Report of Independent Auditors

To the UST Inc.
Employee Benefits Administration Committee

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees’ Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 24, 2002

Audited Financial Statements

Statements of Net Assets Available for Benefits

	December 31

	2001	2000
Assets
Investments	$170,912,165	$141,714,509

Receivables:

Participant contributions	385,067	344,346

Employer contributions	298,813	316,854

Interest and dividends	1,274,834	43,510

Total assets	172,870,879	142,419,219

Liabilities

Due to broker for securities purchased	1,506,037	—

Due to trustee	28,857	53,428

Total liabilities	1,534,894	53,428

Net assets available for benefits	$171,335,985	$142,365,791

See accompanying notes.

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31

	2001	2000

Additions

Investment income:

Net appreciation (depreciation) in fair value of investments:

Common stock of UST Inc.	$19,033,064	$9,178,653

Group trust funds	(2,849,041)	(2,667,117)

Interest and dividends	5,384,654	5,678,791

Investment income, net	21,568,677	12,190,327

Contributions:

Participants	8,268,639	7,505,247

Employer	7,730,604	5,759,113

	15,999,243	13,264,360

Total additions	37,567,920	25,454,687

Deductions

Benefits paid directly to participants	8,437,651	10,446,568

Administrative expenses	160,075	231,227

Total deductions	8,597,726	10,677,795

Net increase	28,970,194	14,776,892

Net assets available for benefits:

Beginning of year	142,365,791	127,588,899

End of year	$171,335,985	$142,365,791

See accompanying notes.

Notes to Audited Financial Statements

1. Significant Accounting Policies

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the financial statements of the Plan are appropriate, however, actual results may differ from these estimates.

Investment in common stock of UST Inc. (the Company) is stated at fair value of $35 and $28.06 per share at December 31, 2001 and 2000, respectively. Group trust fund and money market fund investments are also stated at fair value. The fair values of UST Inc. common stock, group trust fund and money market investments are determined based on published market data. Guaranteed investment contracts, which are fully benefit responsive, are stated at contract value which approximates fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.

In 2001, the Company changed the timing of its quarterly dividend payment date from the middle of the month to the end of the month, and as a result, a dividend receivable has been recorded on the Statement of Net Assets Available For Benefits at December 31, 2001.

2. Description of Plan

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC).

Effective May 1, 2001, the Plan was amended to change the eligibility requirements for employees. Employees are now eligible to participate in the Plan as of the first day of the month following their date of hire, provided they are scheduled to work at least 1,000 hours in their first year of service, as defined by the Plan. Prior to the amendment, employees were eligible to participate in the Plan the first day of the month following the date a year of service had been completed. In conjunction with the stated amendment, an employee will not be eligible to receive an allocation of Company matching contributions until the later of the first anniversary of their date of employment or the first date as to which the employee becomes eligible to participate in the Plan.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2001 and 2000

2. Description of Plan (continued)

The majority of participants are able to make an aggregate contribution to the Plan of 1% to 12% (in 1% increments) of base pay on a before-tax or after-tax basis, of which the first 6% is subject to a matching contribution by the Company. Effective January 1, 2002, the maximum participant contribution rate was increased from 12% to 15% of base pay, while maintaining the same 6% Company matching contribution threshold. Effective July 1, 2000, the Plan was amended so that the Company’s matching contributions for the majority of Plan participants changed from 100% to 150%. Effective January 1, 2001, such matching contributions for Stimson Lane employees changed from 50% to 100%. Employees of other subsidiaries are subject to other matching criteria, as defined in the Plan. The Company matching contribution rates have reverted back to their original matching levels effective January 1, 2002.

Forfeitures are directed to the Stable Value Fund (which is comprised of investments in the American Express Trust Income Fund II and guaranteed investment contracts). These forfeitures are applied to reduce future employer contributions and totaled $56,946 and $31,965 in 2001 and 2000, respectively. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 2001 and 2000, no additional discretionary contributions were made. Company matching contributions are invested in common stock of UST Inc. and are deposited in the UST Common Stock Fund. Participants who are at least 50 years old and 100 percent vested can choose to direct the investment of the Company’s matching contributions to any of the Plan’s investment options. Participant contributions are always 100% vested, while vesting of the Company’s contributions generally occurs over a period of five years at a rate of 20% for each year of service. Upon attainment of five years of service, all Company contributions are immediately vested. Participants also become 100% vested upon death or attainment of age 55.

The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate published in the Wall Street Journal on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2001 and 2000

2. Description of Plan (continued)

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested and receive the fair value of their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plans provisions. Copies of the SPD are available from the Company’s Employee Benefits Department.

3. Participants’ Interests

A participant’s interest in the Plan is based on “Units of Participation”, the value of which is calculated daily for each fund based on the aggregate fair value of the fund’s investments. A participant obtaining a distribution from the Plan receives the fair value of his or her account. If a participant leaves the Company before becoming fully vested in the employer’s contributions to the Plan, the participant will forfeit the nonvested portion of the employer’s contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant’s account in such other plan.

4. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31

	2001		2000

UST Inc. Common Stock, at fair value; 2001 – 2,813,976 shares; 2000 – 2,670,867 shares	$98,489,160	*	$74,951,205	*

American Express Trust Equity Index II; Common Stock Fund, at fair value; 2001 – 692,652 shares; 2000 – 700,630 shares	22,060,966		25,373,310

Morgan Stanley Institutional Fund (MSIF) Trust Small Capital Value Portfolio; Equity Mutual Fund, at fair value; 2001 – 502,478 shares; 2000 – 469,522 shares	8,853,669		8,916,220

American Express Trust Income Fund II; Collective Fund, at fair value; 2001 – 847,667 shares; 2000 – 417,683 shares	18,550,344		8,634,341

*Nonparticipant-directed

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2001 and 2000

4. Investments (continued)

In accordance with the Plan, prior to May 1, 2001, participants could direct their contributions to invest in one or more of the following: the Stable Value Fund, the American Express Trust Equity Index Fund II, the UST Common Stock Fund (which is comprised of investments in the American Express Trust Money Market Fund II and UST Inc. common stock), the INVESCO Total Return Fund, the MSIF Trust Small Capital Value Portfolio, the Pyramid International Equity Fund, the Massachusetts Investors Trust Fund and the American Express Trust Bond Index Fund II. Effective May 1, 2001, the INVESCO Growth Fund was added to the Plan, and the INVESCO Total Return Fund was replaced with the American Express Trust Core Balanced Fund II. The Plan allows participants who invest in more than one fund option to allocate their contributions in 1% increments per fund. In addition, the Plan permits participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund.

The Plan’s investments include fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants. The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.1 % in 2001 and 6.0% in 2000. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.0% at December 31, 2001 and 6.2% at December 31, 2000.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2001 and 2000

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments is as follows:

	December 31

	2001	2000

Net Assets, at Fair Value UST Common Stock Fund	$100,348,826	$76,028,413

	Year ended December 31

	2001	2000

Changes in Net Assets Employee and employer contributions	$8,569,770	$6,269,533

Interest and dividends	4,832,216	4,405,383

Net appreciation	19,033,064	9,178,653

Due to broker for securities purchased	(1,506,037)	—

Benefits paid directly to participants	(3,566,038)	(4,234,311)

Administrative expenses	(96,886)	(77,263)

Transfers to participant-directed investments	(2,945,676)	(1,434,376)

	$24,320,413	$14,107,619

The UST Common Stock Fund value at December 31, 2001 includes dividends receivable and amounts due to broker for securities purchased. Amounts above include both the participant-directed and the nonparticipant-directed components of the fund’s investments and the effects of changes associated with both components of these investments.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EBAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. In February 2002, a request for a new determination letter was filed by the Plan administrator.

Supplemental Schedules

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2001

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Cash Equivalents:

American Express Trust Money Market II(1)	2,090,869 shares	$2,090,869

UST Inc.(1)	2,813,976 shares – Common Stock(2)	98,489,160

Group Trust Funds:

American Express Trust Bond Index II (1)	115,754 shares – Fixed Income Fund	1,385,225

American Express Trust Core Balanced II(1)	553,240 shares – Balanced Fund	5,133,512

American Express Trust Equity Index II(1)	692,652 shares – Equity Fund	22,060,966

American Express Trust Income Fund II(1)	847,667 shares – Collective Fund	18,550,344

Pyramid International Equity Fund	298 shares – International Mutual Fund	867,879

INVESCO Growth Fund	129,360 shares – Equity Mutual Fund	336,337

Massachusetts Investors Trust	74,416 shares – Equity Mutual Fund	1,233,816

MSIF Trust Small Capital Value Portfolio	502,478 shares – Equity Mutual Fund	8,853,669

Total Group Trust Funds		58,421,748

(1)  Indicates party-in-interest to the Plan.
(2) Cost $43,644,743.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets Held for Investment Purposes at End
of Year (continued)
December 31, 2001

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Guaranteed Investment Contracts:

GE Life Insurance Company	1,471,203 units, 5.71%, due December 31, 2002	$1,471,203

John Hancock Life Insurance Company	346,644 units, 7.12%, due April 1, 2002	346,644

John Hancock Life Insurance Company	448,941 units, 6.72%, due July 1, 2002	448,941

Monumental Life Insurance Company	787,396 units, 5.61%, due March 31, 2003	787,396

Monumental Life Insurance Company	1,752,383 units, 6.54%, due March 31, 2003	1,752,383

New York Life Insurance Company	1,166,481 units, 5.86%, due March 31, 2003	1,166,481

Protective Life Insurance Company	607,419 units, 5.97%, due September 30, 2002	607,419

Travelers Insurance Company	994,041 units, 5.59%, due June 30, 2003	994,041

Total Guaranteed Investment Contracts		7,574,508

Participant Loans(1)	Varying interest rates and maturity dates	4,335,880

Total Investments		$170,912,165

(1)  Indicates party-in-interest to the Plan.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year Ended December 31, 2001

Identity of		Purchase	Selling		Net
Party Involved	Description of Assets	Price (1)	Price (1)	Cost of Asset	Gain

Category (iii) - A series of transactions in excess of 5 percent of Plan assets

UST Inc.(2)	Common Stock – Shares:

	236,900 93,791	$7,423,751	$2,877,141	$7,423,751 1,197,775	- $1,679,366

There were no Category (i), (ii) or (iv) reportable transactions.
“Lease Rental” and “Expenses Incurred with Transaction” columns were not applicable.

(1)  Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.
(2) Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UST INC. EMPLOYEES’ SAVINGS PLAN

/s/ Richard A. Kohlberger

Richard A. Kohlberger Chairman, UST Inc. Employee Benefits Administration Committee

Dated: May 10, 2002